

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 7010

October 27, 2006

Steven L. Sample
Chief Executive Officer
Gibbs Construction, Inc.
1515 East Silver Springs Boulevard - Suite 118.4
Ocala, FL 34470

RE: Preliminary Proxy Statement of Schedule 14A
File No. 1-14088
Filed: October 2, 2006

Dear Mr. Sample:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have yet to respond to a letter from Marva D. Simpson, Special Counsel in the Office of Enforcement Liaison in the Division of Corporation Finance dated September 27, 2006 regarding your apparent failure to comply with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. Please include your reply to this letter with your responses to the following comments. We have enclosed a copy of that letter for your reference.

2. It appears that you have abandoned the offering filed on Form S-1 File No. 333-58431 on July 2, 1998. Accordingly, please withdraw this registration statement.

3. We note that your proxy statement currently calls for shareholders to vote on all matters in one package. Please unbundle these actions and provide a means by which the shareholders

are afforded an opportunity to approve, disprove or abstain with respect to each separate matter by making the appropriate changes to the proxy statement and proxy card. Refer to Rule 14a-4(b)(1) of the Securities Exchange Act of 1934. In this regard, please note that you should clearly describe each separate matter to be voted upon under its own caption in the proxy statement. Note that we may have further comments on your revised disclosure.

4. Please disclose all of the information required by Item 4 of Schedule 14A, including the means by which this solicitation will be made and by whom the costs will be borne.

5. Please disclose the information required by Item 5(a)(1) and (4) of Schedule 14A.

6. Please disclose the information required by Item 6(e) of Schedule 14A.

7. Please disclose the information required by Item 13(a) of Schedule 14A. Refer to Item 11(e) of Schedule 14A and Instruction 1 thereto as it relates to the issuance of a material amount of senior securities.

8. Please disclose the information required by Item 11(b) and (c) of Schedule 14A.

9. Please disclose the information required by Item 14a-5(e) of the Securities Exchange Act of 1934.

Security Ownership of Certain Beneficial Owners and Managements, page 2

10. Please revise to clarify whether the amounts of shares included in each column in this table are presented on a pre-split or post-split basis.

11. Please revise this table to clarify the number of shares of common stock owned by each beneficial owner as of a recent date. The table currently says that the information is as of September 29, except as otherwise indicated. However, because of footnote (2) to the column entitled "Number of Shares of Common Stock Owned," it appears that the column is intended to depict the number of shares owned by each person after giving effect to the proposals.

12. Clarify how you arrived at 9,142,500 shares owned by Mr. Sample following the adoption of the proposals. If Mr. Sample beneficially owns 25,000 of the shares because of the proxy given by Ms. Myers' spouse, and you have agreed to issue 8,117,500 shares in consideration of expenses advanced, that suggests that Mr. Sample already owns 1,000,000 shares on a post-split basis, or 8,000,000 shares on a pre-split basis. Current ownership reflected in the table (4,000,000 shares) is not consistent with either of these.

13. Clarify how the shares of common and preferred stock that Mr. Sample will own will give him 34,867,500 votes. If he will have 25,000,000 votes because of his preferred share ownership (500,000 preferred shares times 50 votes per share), that must mean that he will own or have the power to vote 9,867,500 shares of common stock. However, the disclosure

in the table indicates that Mr. Sample will beneficially own 9,142,500 shares of common stock after the transactions.

Proposal No. 1, page 2

14. Please disclose your current amount of authorized stock.

Reasons for Approving the One for Eight Reverse Stock Split and Increasing the Number of Authorized Shares, page 4

15. You state that the increase in authorized common shares will make available additional authorized shares that could be used to "…to purchase several automobile auctions ..." and that "…Without a reverse stock split and an attendant increase in the number of authorized shares of the Company's common stock, the board of directors believes that there would not be a sufficient number of shares authorized to permit the funding and any possible acquisition utilizing shares…." Please revise to provide all information required by Item 14 of Schedule 14A with respect to any planned acquisition or supplementally provide to us a detailed legal analysis that explains why you believe Item 14 is inapplicable. Please refer to Note A of Schedule 14A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Craig Slivka at (202) 551-3729

Sincerely,

Pamela Long
Assistant Director

cc: Robert A. Forrester, Esq.

Enclosure